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                              June 2, 2022

       Chong Chan Teo
       Chief Executive Officer
       Treasure Global Inc.
       276 5th Avenue, Suite 704 #739
       New York, New York 10001

                                                        Re: Treasure Global
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Response Filed May
25, 2022
                                                            File No. 333-264364

       Dear Mr. Teo:

              We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Notes to Unaudited Condensed Consolidated Financial Statements
       Note 2     Summary of significant accounting policies
       Revenue recognition
       Product Revenues, page F-10

   1.                                                   We have reviewed your
response to comment 1. Please revise your accounting
                                                        policy disclosure to
include considerations referenced in your response. In particular, your assertion that the
Company pre-purchases and prepays for inventory prior to posting your
                                                        E-vouchers for sale and
prior to taking orders from customers, along with your
                                                        consideration of the
indicators referenced would be useful information to investors in understanding your
basis in determining the Company to be the principal in the sale of E-
 Chong Chan Teo
Treasure Global Inc.
June 2, 2022
Page 2
         vouchers.
       You may contact Abe Friedman at 202-551-8298 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez Molina at 202-551-3792 with any other questions.



FirstName LastNameChong Chan Teo                        Sincerely,
Comapany NameTreasure Global Inc.
                                                        Division of Corporation
Finance
June 2, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName